BRIDGE TECHNOLOGY, INC.
12601 Monarch Street, Garden Grove, CA. 92841 T 714-891-6508 F (714) 890-8590


March 29, 1999

U.S. Securities & Exchange Commission
Washington D.C. 20549

          FORM 12B-25
          Part IV, (3)

The Company is expected to reflect an increase in Fiscal Year sales for the year ended 12/31/1998 as follows:

                         1996                1997                  1998
Net Sales           2,213,330           4,414,001            20,854,000
Net Income (loss)     (46,836)           (156,522)             (318,000)

Signed:

John T. Gauthier, CFO